SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

ClearPoint Business Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

1058106

(CUSIP Number)

Cecilio Rodriguez
ComVest Capital, LLC
City Place Tower
525 Okeechobee Blvd., Suite 1050
West Palm Beach, Florida 33401
Telephone: (561) 727-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 1058106	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION ☐ Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,670,825 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,670,825 Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,670,825 Shares
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 ☐ 56.7% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 1058106	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS ComVest Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,670,825 Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,670,825 Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,670,825 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 56.7% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

(1) ComVest Capital Management, LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Capital, LLC because ComVest Capital Management, LLC is the managing member of ComVest Capital, LLC.

CUSIP No. 1058106	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS Michael S. Falk
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,670,825 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,670,825 Shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,670,825 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 56.7% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Mr. Falk may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by ComVest Capital, LLC because he is the co-managing member of ComVest Capital Management, LLC.  The filing of this Schedule 13D and any future amendment by Mr. Falk, and the inclusion of information herein and therein with respect to Mr. Falk, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Falk disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 1058106	13D	Page 5 of 8 Pages

1		NAMES OF REPORTING PERSONS Robert L. Priddy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,670,825 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,670,825 Shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,670,825 Shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 56.7% of Common Stock
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Mr. Priddy may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by because ComVest Capital, LLC because he is the co-managing member of ComVest Capital Management, LLC.  The filing of this Schedule 13D and any future amendment by Mr. Priddy, and the inclusion of information herein and therein with respect to Mr. Priddy, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Priddy disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No. 1058106	13D	Page 6 of 8 Pages

Item 1.  Security and Issuer.

 The name of the issuer is ClearPoint Business Resources, Inc. a Delaware corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 1600 Manor Drive, Suite 110, Chalfont, Pennsylvania 18914.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.0001 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is filed by ComVest Capital, LLC (“ComVest”), ComVest Capital Management, LLC (“Management”), Michael S. Falk and Robert L. Priddy (collectively, the “Reporting Persons”).  The business address of the Reporting Persons is ComVest Capital, LLC, City Place Tower, 525 Okeechobee Boulevard, Suit 1050, West Palm Beach, Florida 33401.  The principal business of the Reporting Persons is investing in middle-market companies.  Capital and Management are organized as limited liability companies under the laws of the State of Delaware.  Messrs. Falk and Priddy are citizens of the United States of America.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons beneficially own 18,670,825 shares of Common Stock.  The Reporting Persons acquired the shares upon the exercise of a warrant to purchase shares of Common Stock, which ComVest acquired in connection with an amendment to a pre-existing credit agreement with the Issuer.

Item 4.   Purpose of Transaction

In June 2008, ComVest entered into a Revolving Credit and Term Loan Agreement with the Issuer (the “Original Agreement), which included a revolving credit facility.  In August 2009, ComVest amended the Original Agreement to provide for a restructured revolving credit facility to the Issuer, with maximum availability of $10.5 million (the “Amended Agreement”).

In connection with the Amended Agreement, ComVest received an amended and restated warrant, dated August 14, 2009 (the “Warrant”), to purchase, in the aggregate, 2,210,825 shares of Common Stock.  By its terms, the Warrant would become exercisable for a substantially increased number of shares upon the occurrence and during the continuation of certain events of default under the Amended Agreement, at the reduced exercise price of $0.001 per share of Common Stock

 In February 2010, the Issuer defaulted on its obligations under the Amended Agreement.  Accordingly, ComVest elected to invoke the default exercise provision under the Warrant, and as a result was issued 18,670,825 shares of Common Stock, for an exercise price of approximately $18,671.  In connection with this transaction, effective February 16, 2010, the Reporting Persons owned approximately 56.7% of outstanding shares of the Common Stock.

CUSIP No. 1058106	13D	Page 7 of 8 Pages

In connection with the exercise of the Warrant, certain members of the Issuer’s board of directors resigned, and the board appointed Gary E. Jaggard to serve as a Class B director effective February 16, 2010.  Mr. Jaggard serves as the Managing Director of ComVest.

The Reporting Persons entered into the transaction in the ordinary course of business for investment purposes.  The Reporting Persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, in order to supersede their previously filed Schedule 13G.  Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may seek to engage in discussions with other shareholders and/or with management and the Board concerning the business, operations or future plans of the Issuer.  Additionally, the Reporting Persons may, from time to time and at any time, make additional loans to the Issuer, acquire additional warrants or shares of Common Stock of the Issuer in the open market or otherwise, and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 5.   Interest in Securities of the Issuer

(a) and (b)             The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

ComVest	18,670,825	Sole	Sole	56.7%

Management	18,670,825	Sole	Sole	56.7%

Falk	18,670,825	Shared	Shared	56.7%

Priddy	18,670,825	Shared	Shared	56.7%

Total:	18,670,825			56.7%

(1)  The calculation of the percentage is based on 14,251,964 shares of Common Stock outstanding as of November 16, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed with the Securities and Exchange Commission on May 14, 2009.

(2)  ComVest directly beneficially owns the securities identified above in the form of direct ownership of the shares of Common Stock.  Management is the managing member of ComVest and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that ComVest beneficially owns.  Management, as the managing member of ComVest, has the sole power to direct the voting and disposition of the shares of Common Stock that Management beneficially owns.  Messrs. Falk and Priddy are the co-managing members of Management and, accordingly, each of Messrs. Falk and Priddy may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Management may be deemed to beneficially own.  Each of Messrs. Falk and Priddy, as a co-managing member of Management, shares with the other the power to direct the voting and disposition of the shares of Common Stock that Management may be deemed to beneficially own.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

CUSIP No. 1058106	13D	Page 8 of 8 Pages

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares of Common Stock.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of February 25, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 25, 2010

ComVest Capital, LLC

	By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

ComVest Capital Management, LLC

	By:	/s/ Cecilio Rodriguez
	Name:	Cecilio Rodriguez
	Title:	Chief Financial Officer

/s/ Michael S. Falk
Michael S. Falk, Individually

/s/ Robert L. Priddy
Robert L. Priddy, Individually